

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

September 10, 2010

By U.S. mail and facsimile to (214) 756-6979

Mr. William R. Hardcastle, Jr., Chief Financial Officer
Westwood Holdings Group, Inc.
200 Crescent Court, Suite 1200
Dallas, TX 75201

> **RE: Westwood Holdings Group, Inc.
> Form 10-K for the fiscal year ended December 31, 2009
> File No. 1-31234**

Dear Mr. Hardcastle:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief